FILE-NUMBER     0-28181

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                FORM 10SB12G

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (B) OR 12 (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ORANCO, INC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          NEVADA                                      87-0574491
(STATE  OF  INCORPORATION)                    (I.R.S.  EMPLOYER  ID  NO.)

1981  E.  4800  SO.,  SUITE  100,  SALT  LAKE  CITY  UT               84117
(ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICES)                       (ZIP  CODE)

                                 (801) 272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (G) OF THE ACT: 1,394,950

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (B) OF THE ACT: NONE

Title  of  each  class                         Name  of  each  exchange on which
To  be  so  registered                         Each  class  is  to be registered
Common  stock:  $0.001  Par  value               N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.000 AS OF NOVEMBER 15, 1999.

SHARES  OF  COMMON  STOCK  OUTSTANDING  AS  OF  NOVEMBER  15,  1999:  1,394,950

PART  F/S

Financial  Statements  and  Supplementary  Data

     The Company's audited financial statements for the years ended December 31, 1998, 1997, and the period October 19, 1988 (date of inception) to June 30,
1999, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants. These and the unaudited financial statements for the ten months ending October 31, 1999, and the period October 19, 1988 (date of inception) to October 31, 1999, have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following twenty (20) pages, in response to Part F/S of this Form 10-SB.

                     [LETTERHEAD ANDERSEN ANDERSEN & STRONG]


Board  of  Directors
Oranco,  Inc.
Salt  Lake  City,  Utah

REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We have audited the accompanying balance sheets of Oranco, Inc. (a development stage company) at June 30,1999, December 31,1998 and December 31,1997 and the statements of operations, stockholders' equity and cash flows for the six months ended June 30,1999 and the years ended December 31, 1998, 1997 and 1996 and the period June 16, 1977 (date of inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our-responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oranco, Inc. at June 30, 1999, December 31, 1998, and December 31, 1997 and the results of operation and cash flows for the six months ended June 30, 1999, and the years ended December 31, 1998, 1997 and 1996 and the period June 16, 1977 (date of inception) to June 30, 1999, in conformity with generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has been in the development stage since its inception and will need working capital for any future planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/  ANDERSEN  ANDERSEN  &  STRONG
Salt  Lake  City,  Utah
July  30,  1999
     A  member  of  ACF  International  with  affiliated  offices  worldwide





                                  ORANCO, INC.
                                 BALANCE SHEETS
             JUNE 30, 1999,  DECEMBER 31, 1998 AND DECEMBER 31, 1997




                                               JUNE 30,      DEC 31,      DEC 31,
                                                1999         1998         1997
                                             -----------  -----------  -----------
ASSETS

CURRENT ASSETS

Cash. . . . . . . . . . . . . . . . . . . .  $        -   $        -   $    7,710
                                             -----------  -----------  -----------

        Total Current Assets. . . . . . . .  $        -   $        -   $    7,710
                                             ===========  ===========  ===========


LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES

Accounts payable. . . . . . . . . . . . . .  $    1,300   $        -   $        -
                                             -----------  -----------  -----------

Total Current Liabilities . . . . . . . . .       1,300            -            -
                                             -----------  -----------  -----------

STOCKHOLDERS' EQUITY

Common stock
       100,000,000 shares authorized,
        at $0.001 par value; 694,950 shares
        issued and outstanding. . . . . . .         695          695          695

Capital in excess of par value. . . . . . .      30,973       30,973       30,973

Accumulated deficit during
the development stage . . . . . . . . . . .     (32,968)     (31,668)     (23,958)
                                             -----------  -----------  -----------

Total Stockholders' Equity. . . . . . . . .      (1,300)           -        7,710
                                             -----------  -----------  -----------

                                             $        -   $        -   $    7,710
                                             ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                  ORANCO  INC.
                            STATEMENTS OF OPERATIONS
                   FOR THE SIX MONTHS ENDED JUNE 30, 1999,
              AND THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996,
    AND THE PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO JUNE 30, 1999

                                                                       PERIOD
                      June 30,    DEC 31,     DEC 31,   DEC 31,     JUN 16, 1977
                       1999        1998       1997       1996     TO June 30, 1999
                     ---------  ----------  ---------  --------  -----------------
REVENUES. . . . . .  $      -   $       -   $      -   $      -  $              -

EXPENSES. . . . . .     1,300       7,710      2,290          -            32,968
                     ---------  ----------  ---------  --------  -----------------

NET LOSS. . . . . .  $ (1,300)  $  (7,710)  $ (2,290)  $      -  $        (32,968)
                     =========  ==========  =========  =========  ----------------

NET LOSS PER COMMON
SHARE

Basic . . . . . . .  $  (.002)  $    (.11)  $  (.003)
                     ---------  ----------  ---------


AVERAGE OUTSTANDING
   SHARES

        Basic . . .   694,950     694,950    694,950
                     ---------  ==========  =========



   The accompanying notes are an integral part of these financial statements.

                                  ORANCO,  INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO JUNE 30, 1999

                                                COMMON  STOCK    CAPITAL In
                                              -----------------  EXCESS OF   ACCUMULATED
                                               SHARES   AMOUNT   PAR VALUE    DEFICIT
                                               -------  -------  ----------  ----------
BALANCE JUNE 16, 1977 (date of inception) . .        -  $     -  $        -  $       -

Issuance of common stock for cash at $.034 -
   July  9, 1982. . . . . . . . . . . . . . .  231,300      231       7,594          -

Issuance of common stock for cash at $.079 -
   November 12, 1982. . . . . . . . . . . . .  143,650      144      11,199          -

Issuance of common stock for cash at $.025
    December 12, 1983 . . . . . . . . . . . .   40,000       40         960          -

Net operating loss for the year ended
   December  31, 1983 . . . . . . . . . . . .        -        -           -    (20,168)

Issuance of common stock for cash at $.019
   June 6, 1984 . . . . . . . . . . . . . . .   40,000       40         710          -

Net operating loss for the year ended
    December 31, 1984 . . . . . . . . . . . .        -        -           -       (750)

Issuance of common stock for cash at $.019
   January  15,  1985 . . . . . . . . . . . .   40,000       40         710          -

Net operating loss for the year ended
    December  31,  1985 . . . . . . . . . . .        -        -           -       (750)

Issuance of common stock for cash at $.05 -
   May 16, 1997 . . . . . . . . . . . . . . .  200,000      200       9,800          -

 Net operating loss for the year ended
     December  31,  1997. . . . . . . . . . .        -        -           -     (2,290)


BALANCE DECEMBER 31, 1997 . . . . . . . . . .  694,950      695      30,973    (23,958)

Net operating loss for the year  ended
    December 31, 1998 . . . . . . . . . . . .        -        -           -     (7,710)
                                               -------  -------  ----------  ----------
BALANCE DECEMBER  31, 1998. . . . . . . . . .  694,950      695      30,973    (31,668)

Net operating loss for the six months
    ended June 30, 1999.    . . . . . . . . .        -        -           -     (1,300)


BALANCE JUNE 30, 1999.      . . . . . . . . .  694,950  $   695  $   30,973  $ (32,968)
                                               =======  =======  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                  ORANCO  INC.
                            STATEMENTS OF CASH FLOWS
                   FOR THE SIX MONTHS ENDED JUNE 30, 1999,
             AND THE  YEARS ENDED DECEMBER 31, 1998, 1997, AND  1996
    AND THE PERIOD FROM JUNE 16, 1977 (DATE OF INCEPTION) TO JUNE 30, 1999

                                                                                       PERIOD
                                       JUNE 30,    DEC 31,    DEC 31,   DEC 31,     JUN 16, 1977
                                        1999       1998       1997       1996     TO JUNE 30, 1999
                                      ---------  ---------  ---------  --------  -----------------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss . . . . . . . . . . . . . .  $ (1,300)  $ (7,710)  $ (2,290)  $      -           (32,968)

Adjustments to reconcile net loss to
net cash provided by operating
activities

         Change in accounts payable.     1,300          -          -          -             1,300


    Net Cash Used in Operations. . .         -     (7,710)    (2,290)         -           (31,668)
                                      ---------  ---------  ---------  --------  -----------------

CASH FLOWS FROM INVESTING
ACTIVITIES
                                             -          -          -          -                 -
                                      ---------  ---------  ---------  --------  -----------------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from issuance of common
stock. . . . . . . . . . . . . . . .         -          -     10,000          -            31,668


Net Increase  in Cash. . . . . . . .         -     (7,710)         -          -                 -


Cash at Beginning of Period. . . . .         -      7,710          -          -                 -
                                      ---------  ---------  ---------  --------  -----------------

Cash at End of Period. . . . . . . .  $      -   $      -   $  7,710   $      -  $              -
                                      =========  =========  =========  ========  =================

   The accompanying notes are an integral part of these financial statements.


                                  ORANCO, INC.
                          NOTES TO FINANCIAL STATEMENTS
1.  ORGANIZATION
The Company was incorporated under the laws of the state of Nevada on June 16,1977 with authorized common stock of 100,000 shares at a per value of $0.25. On June 10, 1997 the authorized common stock was increased to 100,000,000 shares with a par value of $0.001 in connection with a forward stock split of ten shares for each outstanding share.

This report has been prepared showing after stock split shares with a par value of $0.001 from inception.

The Company has been in the business of the development of mineral deposits. During 1983 all activities were, abandoned and the Company has remained inactive since that time.

The  Company  has  been  in  the  development  stage  since  inception.

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------
The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------
The  Company  has  not  yet  adopted  A  policy  regarding payment of dividends.

Income  Taxes
-------------
On December 31, 1999, the Company had a net operating loss cam forward of $31,668. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover expires in the years from 1999 through 2019.

Cash  and  Cash  Equivalents
----------------------------
The Company considers all liquid instruments purchased with maturity, at the time of purchase, of less than three months, to be cash equivalents.

Estimates  and-Assumptions
--------------------------
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

                                  ORANCO, INC.
                    NOTES TO FINANCIAL STATEMENTS - continued

2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

Earnings  (Loss)  Per  Share
----------------------------
Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split.

Financial  Instruments
----------------------
The carrying amounts of financial instruments, including accounts payable, is considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3.  RELATED  PARTY  TRANSACTIONS

Related  parties  have  acquired  67% of the common stock issued by the Company.

4.  GOING  CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however there is insufficient working capital for any future planned activity. Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding which will enable the Company to conduct operations in the future.

PART  III



                                  EXHIBIT INDEX


Exhibit
Number          Description
------          -----------

3(i)*            Articles  of  Incorporation
3(ii)*           Bylaws

4 Instruments defining rights of security holders, including indentures.

                None.

9               Voting  Trust  Agreement

                None

10              Material  Contracts

                None

16              Letter  re  Change  in  Certifying  Accountant

                None

21              Subsidiaries  of  the  Registrant

                None

27.1*           Financial  Data  Schedule

27.2*           Financial  Data  Schedule

27.3*           Financial  Data  Schedule

27.4            Financial  Data  Schedule
-------------
*Previously included in Form 10SB12G filing on November 18, 1999


SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CLAUDIO  GIANASCIO.
                              (REGISTRANT)

                                /S/   CLAUDIO  GIANASCIO
                              BY:  _______________________
                                     PRESIDENT  AND  DIRECTOR

DATED:  31ST  DAY  OF  January,  2000.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the day of November 16, 1999.


/s/  Claudio Gianascio
---------------------------------------
Sole  Director,  President,  Secretary,
and  Treasurer